UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(CHECK ONE):  /X/Form 10-KSB  /   /Form 20-F /   /Form 11-K /   /Form 10-Q
                                 / /Form N-SAR

                  For Period Ended: December 31, 2000
                                    -----------------

                  /   /    Transition Report on Form 10-KSB
                  /   /    Transition Report on Form 20-F
                  /   /    Transition Report on Form 11-K
                  /   /    Transition Report on Form 10-Q
                  /   /    Transition Report on Form N-SAR

                  For the Transition Period Ended:
                                                  ------------------------------



  READ INSTRUCTIONS (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.


If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:



PART I - REGISTRANT INFORMATION

Cyberopticlabs, Inc.
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Full Name of Registrant

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Former Name if Applicable

7 Old Latern Road
Norwalk, Connecticut  06851
City, State and Zip Code
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Address of Principal Executive Office (Street and Number)


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) |X|

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
         (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject
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                  quarterly  report  of  transaction  report  on Form  10-Q,  or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-KSB, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file Form 10-KSB within the prescribed time period without unreasonable effort or expense for the following reasons: (i) the recent retention of new accountants, Cipolla Sziklay Zak & Company LLC, and (ii) the need for consolidating for the first time, the financial statements of the Registrant with its wholly-owned subsidiaries, U.S. Direct Insurance Agency, Inc. and I.S.G. Group Inc. As the Registrant only completed the acquisition of U.S. Direct Insurance Agency, Inc. and I.S.G. Group Inc. in November 2000, the retention of a new accounting firm has caused an unavoidable delay in the preparation of consolidated financial statements.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Eric Hellige, Esq.                 (212)                 326-0846
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               (Name)                    (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). / X / Yes / / No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? / X / Yes / / No

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
         narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The consolidated financial statements of Cyberopticlabs, Inc. (the "Company") for the year ended December 31, 2000 are significantly different from the Company's financial statements as previously reported for the following reason:

         On November 30, 2000, the Company acquired all of the outstanding common stock of ISG Group, Inc. ("ISG") and U.S. Direct Agency, Inc. ("USD") in exchange for 21,651,000 shares of the Company's common stock (approximately 84 percent of the Company's issued and outstanding common stock). For accounting purposes, the acquisition has been treated as the acquisition of the Company by ISG and USD, with ISG and USD as the acquirer (reverse acquisition). Accordingly, the historical financial statements, which will be presented in the Company's Form 10-KSB for the period prior to November 30, 2000, will be those of ISG and USD combined.

         The consolidated December 31, 2000 and 1999 financial statements will include the accounts of (a) ISG and its subsidiaries for the year ended March 31, 1999 and the nine months ended December 31, 2000, (b) USD and its affiliate RiderPoint, Inc. (which USD effectively controls) for the year ended December 31, 1999 and 2000, and (c) the Company for the one-month period ended December 31, 2000.

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                              Cyberopticlabs, Inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:    March 28, 2001                              By: /s/ Craig Gironda
         --------------                                  -----------------
                                                   Name: Craig Gironda
                                                   itle: President




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